UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  CONOCO INC.

                             CLASS A COMMON STOCK

                                  208251 30 6
                                (CUSIP Number)

                               OCTOBER 21, 1998


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      ( )  Rule 13D-1(b)

      ( )  Rule 13D-1(c)

      (X)  Rule 13D-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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






                                 SCHEDULE 13G




 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      DuPont Energy Company (an indirect wholly owned subsidiary of E. I. du Pont de Nemours and Company)
      IRS Id #51-027-3985

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  ( )
        (b)  ( )

 (3)  SEC USE ONLY

 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
      -------------------------------------------------------
                                (5)  SOLE VOTING POWER
                                        436,543,573
                                -----------------------------
      NUMBER OF SHARES          (6)  SHARED VOTING POWER
        BENEFICIALLY                         0
       OWNED BY EACH            -----------------------------
      REPORTING PERSON          (7)  SOLE DISPOSITIVE POWER
           WITH                           436,543,573
                                -----------------------------
                                (8)  SHARED DISPOSITIVE POWER
                                                0
                                -----------------------------

 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,543,573

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
        ( )

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        69.5% (See response to Item 4)

(12)  TYPE OF REPORTING PERSON*
        CO










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





                                 SCHEDULE 13G



Item 1(a).      Name of Issuer:

                Conoco Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                600 North Dairy Ashford
                Houston, Texas  77079

Item 2(a).      Name of Persons Filing:

                DuPont Energy Company (an indirect wholly owned subsidiary of E. I. du Pont de Nemours and Company)

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                1007 Market Street
                Wilmington, DE  19898

Item 2(c).      Citizenship:

                Delaware

Item 2(d).      Title of Class of Securities:

                Class A Common Stock

Item 2(e).      CUSIP Number:

                208251 30 6

Item 3. If this statement is filed pursuant to Rule 13D-1(b), or 13d-2(b), check whether the person filing is a:

                (a)  [ ]  Broker or dealer registered under Section 15 of the
                          Act,

                          Vector Securities International, Inc.

                (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

                (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

                (d)  [ ]  Investment Company registered under Section 8 of the
                          Investment Company Act,





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





                                 SCHEDULE 13G
                                  (Continued)



                (e)  [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

                (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see
                          Rule 13D-1(b)(1)(ii)(F),

                (g)  [ ]  Parent Holding Company, in accordance with
                          Rule 13D-1(b)(1)(ii)(G); see Item 7,

                (h)  [ ]  Group, in accordance with Rule 13D-1(b)(1)(ii)(H).

Item 4.         Ownership.

                DuPont Energy Company (an indirect wholly owned subsidiary of E. I. du Pont de Nemours and Company) owns 436,543,573 shares of Class B Common Stock of Conoco Inc. Each share of Class B Common Stock of Conoco Inc. is convertible into one share of Class A Common Stock (i) while held by E. I. du Pont de Nemours and Company or any of its subsidiaries at the option of the holder thereof and (ii) upon certain automatic conversion events.

                (a)  Amount beneficially owned:  436,543,573

                (b)  Percent of class:  69.5% of the total shares
                                        91.9% of the total voting power

                (c)  Number of shares as to which such person has:

                       (i)  Sole power to vote or to direct the vote:
                            436,543,573

                      (ii)  Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition of : 436,543,573

                      (iv) Shared power to dispose or to direct the disposition of: 0









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





                                 SCHEDULE 13G
                                  (Continued)



Item 5.         Ownership of Five Percent or Less of a Class.

                N/A

Item 6. Ownership of more than Five Percent on behalf of another person.

                N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company.

                N/A

Item 8.         Identification and classification of members of the group.

                N/A

Item 9.         Notice of dissolution of group.

                N/A

Item 10.        Certification.

                N/A








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





                                   SIGNATURE



        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                DUPONT ENERGY COMPANY



                                                /s/ Charles L. Downing
                                             ----------------------------
                                                  Charles L. Downing
                                             Vice President and Treasurer



February 25, 1999











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